UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54656/October 27, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12415

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In the Matter of	:	
	:	
AMOUR FIBER CORE, INC.,	:	ORDER MAKING FINDINGS AND
BRACKNELL CORP.,	:	REVOKING REGISTRATIONS BY
CONTINENTAL REAL ESTATE	:	DEFAULT AS TO AMOUR FIBER
PARTNERS, LTD.,	:	CORE, INC., BRACKNELL CORP.,
GLOBAL CHASE INDUSTRIES,	:	GLOBAL CHASE INDUSTRIES, INC.,
INC., and	:	AND NATIONAL HEALTHCARE
NATIONAL HEALTHCARE	:	MANUFACTURING CORP.
MANUFACTURING CORP.	:	

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      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 13, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents Amour Fiber Core, Inc. (Amour), Bracknell Corp. (Bracknell), Global Chase Industries, Inc. (Global Chase), and National Healthcare Manufacturing Corp. (National Healthcare) (collectively, Respondents) were each served with the OIP by September 22, 2006.[1] See 17 C.F.R. § 201.141(a)(2)(ii). To date, no Respondent has filed an Answer to the OIP, due ten days after service. See 17 C.F.R. § 201.220(b); OIP at 3.

      On October 4, 2006, the Division of Enforcement filed a motion requesting entry of an order of default against each Respondent. On October 6, 2006, I ordered Respondents to show cause on or by October 20, 2006, why each should not be held in default and why the registrations of each of their securities should not be revoked. To date, no Respondent has responded to my show cause order. A prehearing conference was held on October 10, 2006, with only the Division of Enforcement, Amour, and Continental in attendance. The chief executive officer of Amour represented that the company would accept a revocation of its registered securities.

      Accordingly, each Respondent is in default for failing to file an Answer, appear at a prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a),

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[1] Respondent Continental Real Estate Partners, Ltd. (Continental), submitted an Offer of Settlement to consent to a revocation of its registered securities, which the Commission accepted. See Amour Fiber Core, Inc., Exchange Act Release No. 54602 (Oct. 16, 2006).

.220(f), .221(f). As authorized by Rule 155 of the Commission's Rules of Practice, I deem the following allegations to be true as to them.

Amour (CIK No. 1009925) is a Washington corporation located in Sultan, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Amour is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1998, which reported a net loss of $184,796 for the prior three months. The company's stock does not publicly trade.

Bracknell (CIK No. 1110891) is an Ontario, Canada, corporation located in Minneapolis, Minnesota, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Bracknell is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2001, which reported that the company had a net loss from operations of $267 million for the prior three months. All officers and directors of the company resigned as of November 1, 2001. As of August 23, 2006, the company's common stock (symbol "BRKC") was no longer publicly quoted.

Global Chase (CIK No. 1024094) is a Minnesota corporation located in Anoka, Minnesota, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Global is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on November 21, 1996. The company's stock and warrants do not publicly trade.

National Healthcare (CIK No. 1010854) is a Manitoba, Canada, corporation located in Winnipeg, Manitoba, Canada, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). National Healthcare is delinquent in its periodic reports since it filed a Form 20-F for the period ended April 30, 1998. In a Form 6-K filed for the period ended January 31, 1999, the company reported a net loss of $3.3 million (Canadian dollars). As of June 2, 2006, the company's common stock (symbol "NHMCF") was no longer publicly quoted or traded.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As the result of the foregoing, Respondents failed to comply with the Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

In view of the above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Amour, Bracknell, Global Chase, and National Healthcare.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Amour Fiber Core, Inc., Bracknell Corp., Global Chase Industries, Inc., and National Healthcare Manufacturing Corp. are hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge